Exhibit 4.2

Company Order

June 19, 2008

The Bank of New York

101 Barclay Street

Floor 21W

New York, New York 10286

Ladies and Gentlemen:

Application is hereby made to The Bank of New York, a New York banking corporation, as trustee (the “Trustee”), under the Indenture dated as of August 15, 2002 (the “Indenture”), between Union Electric Company, a Missouri corporation (the “Company”), and the Trustee for the authentication and delivery of $450,000,000 aggregate principal amount of the Company’s 6.70% Senior Secured Notes due 2019 (the “Notes”), pursuant to the provisions of Article II of the Indenture.  So long as any of the Notes of this Series are outstanding, the Company will not optionally redeem, purchase or otherwise retire in full its outstanding First Mortgage Bonds, and, therefore, the Release Date will not occur.  Additional Notes without limitation as to amount, and without the consent of the holders of the then Outstanding Notes, may also be authenticated and delivered in the manner provided in Section 2.05 of the Indenture.  All capitalized terms not defined herein which are defined in the Indenture shall have the same meaning as used in the Indenture.

In connection with this Company Order, there are delivered to you herewith the following:

1.     Certified copies of the resolutions adopted by the Board of Directors of the Company authorizing this Company Order and the issuance and sale of the Notes by the Company pursuant to Section 2.05(c)(1) of the Indenture;

2.     Opinions of Counsel addressed to you or in which it is stated that you may rely pursuant to Section 2.05(c)(2) of the Indenture;

3.     Expert’s certificate pursuant to Section 2.05(c)(3) of the Indenture;

4.     Officers’ Certificate pursuant to Section 2.05(c)(4) of the Indenture;

5.     A Global Note representing the Notes and, pursuant to Section 2.05(c) of the Indenture, specifying the terms of the Notes (which terms are incorporated by reference herein) executed on behalf of the Company in accordance with the terms of Section 2.05(a) of the Indenture; and

6.     Pursuant to Section 2.05(c)(3) of the Indenture, the Company’s First Mortgage Bonds designated “First Mortgage Bonds, Senior Notes Series MM” (the “First Mortgage Bonds”) in the principal amount of $450,000,000 relating to the Notes, fully registered in the name of the Trustee in trust for the benefit of the Holders from time to time of such Notes.

You are hereby instructed to authenticate the Global Note representing the Notes and hold it as The Depository Trust Company’s (“DTC”) custodian.  The Global Note representing the Notes is to be held for delivery through the facilities of DTC to Barclays Capital Inc., BNY Mellon Capital Markets, LLC and J.P. Morgan Securities Inc., on behalf of the several underwriters thereof, against payment therefor at the closing in respect of the sale thereof, such closing to be held at 10:00 a.m., New York time, June 19, 2008, at the offices of Pillsbury Winthrop Shaw Pittman LLP, 1540 Broadway, New York, NY 10036.

Please acknowledge receipt of the Global Note representing the Notes, the instructions referred to above and the supporting documentation pursuant to the Indenture referred to above.

Very truly yours,

Union Electric Company
(d/b/a AmerenUE)

By:	/s/ Jerre E. Birdsong
Name:	Jerre E. Birdsong
Title:	Vice President and Treasurer

Receipt from the Company of the Global Note representing the Notes, certain instructions related thereto and the supporting documentation pursuant to the Indenture, including the First Mortgage Bonds in trust for the benefit of the Holders in connection with the authentication and delivery of the Notes is hereby acknowledged.

The Bank of New York,
as Trustee

By:	/s/ H. William Weber
	Name:	H. William Weber
	Title:	Vice President